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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 AMENDMENT No. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


CENTURY BANCORP, INC.                       CENTURY BANCORP
                                            CAPITAL TRUST

(Exact name of Registrant as                (Exact name of Registrant as
specified in its charter)                   specified in its Trust Agreement)



MASSACHUSETTS                               DELAWARE
(State or other jurisdiction                (State or other jurisdiction
of incorporation or organization)           of incorporation or organization)



6712                                        6719
(Primary Standard Industrial                (Primary Standard Industrial
 Classification Code Number)                Classification Code Number)


04-2498617                                  (applied for)
(I.R.S. Employer Identification No.)        (I.R.S. Employer Identification No.)


                                400 MYSTIC AVENUE
                          MEDFORD, MASSACHUSETTS 02155
                                 (781) 391-4000
   (Address, including zip code, and telephone number, including area code of
                   Registrant's principal executive offices)

                               MARSHALL M. SLOANE
                 Chairman, President and Chief Executive Officer
                              CENTURY BANCORP, INC.
                                400 Mystic Avenue
                          Medford, Massachusetts 02155
                                 (781) 391-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

PETER W. COOGAN, ESQ.                              REGINA M. PISA, P.C.
DAVID W. WALKER, ESQ.
Foley, Hoag & Eliot LLP                            Goodwin, Procter & Hoar LLP
One Post Office Square                             Exchange Place
Boston, MA 02109                                   Boston, MA 02109
(617) 832-1000                                     (617) 570-1000




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         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                   PART I. INFORMATION REQUIRED IN PROSPECTUS

[No change in this Amendment]

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS.

        The following is a complete list of exhibits filed as part of this Registration Statement.

        1.1 *Form of Underwriting Agreement by and between the Company and Tucker Anthony Incorporated as representative of the several Underwriters, subject to negotiation.

        4.1 Form of Indenture of the Company relating to the Junior Subordinated Debentures.

        4.2     *Form of Junior Subordinated Debenture (corrected).

        4.3     Certificate of Trust of Century Bancorp Capital Trust.

        4.4 *Form of Amended and Restated Trust Agreement of Century Bancorp Capital Trust (corrected).

        4.5 Form of Preferred Security Certificate for Century Bancorp Capital Trust (included as an exhibit to Exhibit 4.4)

        4.6 Form of Preferred Securities Guarantee Agreement of the Company relating to the Preferred Securities.

        4.7 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.4).

        5.1 **Opinion of Foley, Hoag & Eliot LLP as to legality of the Junior Subordinated Debentures and the Guarantee to be issued by the Company.

        5.2 **Opinion of Morris, Nichols, Arsht & Tunnell as to legality of the Preferred Securities to be issued by Century Bancorp Capital Trust.

        8.1 *Form of opinion of Foley, Hoag & Eliot LLP as to certain federal income tax matters.

        12.1 Computation of ratio of earnings to fixed charges (excluding interest on deposits).

        12.2 Computation of ratio of earnings to fixed charges (including interest on deposits).

        13.1 Annual Report on Form 10-K of Century Bancorp, Inc. for the fiscal year ended December 31, 1997 (the "10-K").

        23.1    Consent of KPMG Peat Marwick LLP.

        23.2 **Consent of Foley, Hoag & Eliot LLP (included in Exhibits 5.1 and 8.1).

        23.3    **Consent of Morris, Nichols, Arsht & Tunnell (included in
                Exhibit 5.2).





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        24.1    Power of Attorney of certain officers and directors of the
                Company (located on the signature page hereto).

        25.1 Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Indenture.

        25.2 Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Declaration of Trust of Century Bancorp Capital Trust.

        25.3 Form T-1 Statement of Eligibility of State Street Bank and Trust Company under the Guarantee for the benefit of the holders of Preferred Securities of Century Bancorp Capital Trust.


                * Filed with this Amendment

                ** To be filed by further amendment



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                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly
authorized, in the Town of Medford, Massachusetts, on May   , 1998.



                            CENTURY BANCORP, INC.


                            By: /s/ Marshall M. Sloane*
                                -----------------------------------------------
                                Chairman, President and Chief Executive Officer

        Pursuant to the requirements of Securities Act of 1933, Century Bancorp Capital Trust certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the
Town of Medford, Massachusetts, on May   , 1998.

                            CENTURY BANCORP CAPITAL TRUST

                            By: /s/ Marshall M. Sloane*
                                -----------------------------------------------
                                Administrative Trustee


                            By: /s/ Jonathan G. Sloane*
                                -----------------------------------------------
                                Administrative Trustee


                            By: /s/ Paul V. Cusick, Jr.
                                -----------------------------------------------
                                Administrative Trustee


        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the
capacities indicated on May   , 1998.




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/s/ George R. Baldwin*
-------------------------------------
George R. Baldwin
Director


/s/ Roger S. Berkowitz*
-------------------------------------
Roger S. Berkowitz
Director


/s/ Karl E. Case*
-------------------------------------
Karl E. Case, Ph.D.
Director


/s/ Henry L. Foster*
-------------------------------------
Henry L. Foster, D.V.M.
Director


/s/ Marshall I. Goldman*
-------------------------------------
Marshall I. Goldman, Ph.D.
Director


/s/ Russell B. Higley*
-------------------------------------
Russell B. Higley
Esquire, Director


/s/ Jonathan B. Kay*
-------------------------------------
Jonathan B. Kay
Director


/s/ Fraser Lemley*
-------------------------------------
Fraser Lemley
Director


/s/ Joseph P. Mercurio*
-------------------------------------
Joseph P. Mercurio
Director


/s/ Joseph J. Senna*
-------------------------------------
Joseph J. Senna
Esquire, Director


/s/ Barry R. Sloane*
-------------------------------------
Barry R. Sloane
Director


/s/ Stephanie Sonnabend*
-------------------------------------
Stephanie Sonnabend
Director


/s/ Jon Westling*
-------------------------------------
Jon Westling
Director


/s/ Jonathan G. Sloane*
-------------------------------------
Jonathan G. Sloane
Director and Senior Vice President


/s/ Marshall M. Sloane*
-------------------------------------
Marshall M. Sloane, Chairman,
President and Chief Executive Officer


/s/ George F. Swansburg*
-------------------------------------
George F. Swansburg
Director


/s/ Paul V. Cusick, Jr.
-------------------------------------
Paul V. Cusick, Jr.
Vice President and Treasurer,
Principal Financial Officer


/s/ Kenneth A. Samuelian*
-------------------------------------
Kenneth A. Samuelian
Vice President, Controller and
Compliance Officer, Century Bank
and Trust Company Principal
Accounting Officer



* By /s/ Paul V. Cusick, Jr.
     -------------------------------
     Paul V. Cusick, Jr.
     Attorney-in-Fact




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                                  EXHIBIT INDEX

1.1 *Form of Underwriting Agreement by and between the Company and Tucker Anthony Incorporated as representative of the several Underwriters, subject to negotiation.

4.1 Form of Indenture of the Company relating to the Junior Subordinated Debentures.

4.2     *Form of Junior Subordinated Debenture (corrected).

4.3     Certificate of Trust of Century Bancorp Capital Trust.

4.4 *Form of Amended and Restated Trust Agreement of Century Bancorp Capital Trust (corrected).

4.5 Form of Preferred Security Certificate for Century Bancorp Capital Trust (included as an exhibit to Exhibit 4.4)

4.6 Form of Preferred Securities Guarantee Agreement of the Company relating to the Preferred Securities.

4.7 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.4).

5.1 **Opinion of Foley, Hoag & Eliot LLP as to legality of the Junior Subordinated Debentures and the Guarantee to be issued by the Company.

5.2 **Opinion of Morris, Nichols, Arsht & Tunnell as to legality of the Preferred Securities to be issued by Century Bancorp Capital Trust.

8.1 *Form of opinion of Foley, Hoag & Eliot LLP as to certain federal income tax matters.

12.1 Computation of ratio of earnings to fixed charges (excluding interest on deposits).

12.2 Computation of ratio of earnings to fixed charges (including interest on deposits).

13.1 Annual Report on Form 10-K of Century Bancorp, Inc. for the fiscal year ended December 31, 1997 (the "10-K").

23.1    Consent of KPMG Peat Marwick LLP.

23.2    **Consent of Foley, Hoag & Eliot LLP (included in Exhibits 5.1 and 8.1).

23.3    **Consent of Morris, Nichols, Arsht & Tunnell (included in Exhibit 5.2).

24.1 Power of Attorney of certain officers and directors of the Company (located on the signature page hereto).

25.1 Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Indenture.

25.2 Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Declaration of Trust of Century Bancorp Capital Trust.

25.3 Form T-1 Statement of Eligibility of State Street Bank and Trust Company under the Guarantee for the benefit of the holders of Preferred Securities of Century Bancorp Capital Trust.



        * Filed with this Amendment

        ** To be filed by further amendment




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